NEUBERGER BERMAN INCOME FUNDS

NEUBERGER BERMAN MUNICIPAL HIGH INCOME FUND

605 Third Avenue
New York, New York  10158-0180

June 15, 2015

Neuberger Berman Management LLC
605 Third Avenue, 2nd Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:

Neuberger Berman Municipal High Income Fund (the “Fund”) is a series of Neuberger Berman Income Funds, a Delaware statutory trust (“Trust”).

            You hereby agree, until each date noted on Schedule A (each a “Limitation Period”), to waive and/or reimburse annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund’s respective classes noted on Schedule A (each, a “Class”) so that the Operating Expenses of the Fund’s respective Classes are limited to the respective rate per annum, as noted on Schedule A, of that Class’s average daily net assets (each an “Expense Limitation”).

The Fund agrees to repay you out of assets attributable to its respective Class noted on Schedule A for any fees waived by you under an Expense Limitation or any Operating Expenses you reimburse in excess of an Expense Limitation, provided the repayments do not cause that Class’ Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays you, whichever is lower. Any such repayments must be made within three years after the year in which you incurred the expense.

            You understand that you shall look only to the assets attributable to the respective Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or class of the Fund, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

            This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the

Trust as that term is defined in the Investment Company Act of 1940.  This Agreement supersedes any prior agreement with respect to the subject matter hereof.

            If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours, NEUBERGER BERMAN INCOME FUNDS, on behalf of NEUBERGER BERMAN MUNICIPAL HIGH INCOME FUND
By:	/s/ Robert Conti

Name:	Robert Conti

Title:	President

The foregoing Agreement is hereby accepted as of June 15, 2015

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	President

SCHEDULE A

Fund	Class	Limitation Period	Expense Limitation
Neuberger Berman Municipal High Income Fund	Class A	2/28/2017	0.87%
	Class C	2/28/2017	1.62%
	Institutional	2/28/2017	0.50%

Neuberger Berman Municipal High Income Fund	Class A	3/1/2017- 10/31/2018	0.97%
	Class C	3/1/2017- 10/31/2018	1.72%
	Institutional	3/1/2017- 10/31/2018	0.60%